April 1, 2022

VIA EDGAR CORREPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance Office of Life Sciences

100 F. Street, N.E.
Washington, D.C. 20549

Attn: Mr. Tyler Howes and Ms. Dorrie Yale

Re:	Nocera, Inc.
Draft Registration Statement on Form S-1
Submitted January 25, 2022
CIK No. 0001756180

Dear Mr. Howes and Ms. Yale:

On behalf of our client, Nocera, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 10, 2022, relating to the above referenced Draft Registration Statement on Form S-1 (the “Confidential Submission”). The Company is concurrently submitting an amended registration statement on Form S-1 (the “Filed Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in italics, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Confidential Submission), all page references herein correspond to the page of the Filed Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Filed Registration Statement.

Draft Registration Statement on Form S-1 filed January 25, 2022

Cover Page

1.	Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response:

In response to Staff’s comment, the Company has revised the Registration Statement to disclose the applicability of the Holding Foreign Companies Accountability Act to the Company and its auditors as follows:

On December 16, 2021, the Public Company Accounting Oversight Board (PCAOB) issued a report on its determinations that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (HFCAA). Our independent registered public accounting firm is organized under the law of and currently located in Hong Kong and China, and is among those registered public accounting firms listed by the PCAOB Hong Kong Determination announced on December 16, 2021, that the PCAOB is unable to inspect or investigate completely due to the fact it is headquartered in Hong Kong, a Special Administrative Region and dependency of the People’s Republic of China (PRC). Under the HFCAA, our securities may be delisted. In the future, if we do not engage an auditor that is subject to regular inspection by the PCAOB, our securities may be prohibited from a U.S. securities exchange or over-the-counter market. See “Risk Factors – Risks associated with doing business in China – The audit report included in this Amendment is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and as such, our investors are deprived of the benefits of such inspection. The Company could be delisted if it is unable to timely meet the PCAOB inspection requirements established by the Holding Foreign Companies Accountable Act.”

Prospectus Summary, page 4

2.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response:

“The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board (PCAOB) and, as such, our investors are deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we are unable to meet the PCAOB inspection requirement in time and be prohibited from trading on a U.S. securities exchange or over-the-counter market.

As a public company with securities quoted on The Nasdaq Stock Market LLC (“Nasdaq”), we will be required to have our financial statements audited by an independent registered public accounting firm registered with the PCAOB. A requirement of being registered with the PCAOB is that if requested by the SEC or PCAOB, such accounting firm is required to make its audits and related audit work papers be subject to regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in Hong Kong and China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities due to various state secrecy laws and the revised Securities Law, the PCAOB currently does not have free access to inspect the work of our auditor. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or HFCAA, was enacted. In essence, the act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or over-the-counter markets if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. Our independent registered public accounting firm is located in and organized under the laws of Hong Kong and China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final amendments, which will become effective 30 days after publication in the Federal Register, relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. Before any registrant will be required to comply with the interim final amendments, the SEC must implement a process for identifying such registrants. As of the date of this prospectus, the SEC is seeking public comment on this identification process. Consistent with the HFCAA, the amendments will require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in that jurisdiction, and will also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before our securities may be delisted or prohibited from trading.

On November 5, 2021, the SEC approved PCAOB Rule 6100, Board Determination Under the Holding Foreign Companies Accountability Act, effective immediately. The rule establishes “a framework for the PCAOB’s determinations under the HFCAA that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by an authority in that jurisdiction.”

On December 2, 2021, SEC has announced the adoption of amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the adopting release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

On December 16, 2021, PCAOB issued a report on its determinations that PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. The audit report included in this registration statement for the year ended December 31, 2020, was issued by CZD CPA, an audit firm headquartered in Hong Kong, a jurisdiction that the PCAOB has determined that the PCAOB is unable to conduct inspections or investigate auditors. Our auditors CZD CPA is among those listed by the PCAOB Hong Kong Determination, a determination announced by the PCAOB on December 16, 2021 that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. In addition, under the HFCAA, our securities may be prohibited from trading on the U.S. stock exchanges or in the over the counter trading market in the U.S. if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our common stock being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange or in the over the counter trading market in the U.S. if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. In the future, if we do not engage an auditor that is subject to regular inspection by the PCAOB, our common stock and warrants may be delisted.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended that the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The enactment of the HFCAA and the implications of any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, and the market price of our stock could be materially adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditors in the next three years (or two years if the AHFCAA is enacted) or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, our securities will not be permitted for trading “over-the counter” either. Such a delisting would substantially impair your ability to sell your common stock and warrants when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.”

3.	You state on page 4 that in October 2020, you “divested [your] operations in China and moved all of [your] technology and back-office operations to Taiwan.” You also state on pages F-8 to F-9 that you created a VIE structure for XFC because “the China and Taiwan (R.O.C.) operating company may in the future engage in business that may require special licenses in China and which can be an industry that prohibits foreign investment.” Please clearly disclose here whether you have any current operations located in China or Hong Kong, or whether your current operations are wholly focused on Taiwan and other countries. If you have any current operations in China or Hong Kong, please revise as appropriate to clearly disclose them. Please also briefly explain here, and where appropriate in the Business section, the businesses of Grand Smooth Inc. Limited and Guizhou Grand Smooth Technology Ltd.

Response:

We have revised the disclosures in the Prospectus Summary and in the Business section to disclose that the Company only conducts operations in Taiwan and currently does not have any intentions of conducting operations in China or Hong Kong per the underlying disclosures below:

“In October 2020, the government of Taiwan began supporting the Green Power and Solar Sharing Fish Farms initiative. In view of the opportunities resulting from this initiative, in October 2020, Nocera ceased all of its operations in China and moved all of its technology and back-office operations to Taiwan. Since then, the Company only conducts operations in Taiwan.

Our current mission is to provide consulting services and solutions in aquaculture projects to reduce water pollution and decrease the disease problems of fisheries. Our goal is to become a global leader in the land-based aquaculture business. The Company is now poised to grow its existing operations in Taiwan and expand into the development and management of land-based fish farms in Taiwan and North and South America. The Company does not currently have any intentions on conducting operations in China or Hong Kong. However, GZ GST may be involved with RASs manufacturing in the near future.”

Corporate Structure

We conduct our operations through (i) Xin Feng Construction Co., Ltd, a Taiwan limited liability company (“XFC”); and (ii) Nocera Taiwan Branch, an unincorporated division of the Company (“NTB”). The Company’s other subsidiaries, Grand Smooth Inc. Limited, a Hong Kong limited company (“GSI”), which wholly-owns Guizhou Grand Smooth Technology Ltd., a People’s Republic of China (PRC) corporation (“GZ GST”), are dormant and do not have any operations.

4.	Your disclosures in your Notes 13 in your financial statements indicate an intention to continue conducting business in mainland China. You also state on page 4 that you divested your Chinese operations in October 2020. Please reconcile your disclosures and describe any current plans to further expand your business in China.

Response:

The Company has not generated any revenues from any past operations in China or Hong Kong, and does not have intentions of conducting any operations in mainland China or Hong Kong and conducts operations in Taiwan.  The financials for the fiscal year ended December 31, 2021 reflect the foregoing.

Risk Factors, page 13

5.	We note your disclosures regarding the concentration of your customer revenue, such as your disclosure on page F-37 that four customers represented 99% of your total revenue for the nine months ended September 30, 2021, and 100% of your revenue for the prior nine-month period. Please add a risk factor to discuss this concentration of revenue (including by reference to the specific percentages), identify by name the customer that represents more than 52% of your revenues for the nine months ended September 30, 2021, and to the extent the customer is located in mainland China or Hong Kong, disclose this fact.

Response:

Please note that the Taiwanese Government represented for 100% of our revenue for the nine-months ended September 30, 2020. We have amended with the following:

“Our revenues for the year ended December 31, 2021 and for the year ended December 31, 2020 were approximately $10 million and $1 million, respectively. There was one customer, The Fifth District Management Office of Taiwan Water Corporation, who represented approximately 58% of the Company’s total revenue for the year ended December 31, 2021, and two customers (JC Development Co., Ltd (“JCD”) and Pan Li) who represented 96% of the Company’s total revenue for the prior year period. These customers are not located in mainland China or Hong Kong. Our future plan of operations is to shift away from general construction services to the construction of fish and solar power farms. There can be no guarantee that such shift in operations will generate the same levels of revenues previously generated through our VIE.”

Risk Factors, page 14

6.	Please add a risk factor to discuss the Holding Foreign Companies Accountable Act, and disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non- inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response:

Please see response to comment #4. We believe the new risk factor responds to comments #4 and #6.

Business, VIE Agreements with XFC, page 48

7.	We note your reference that the VIE structure for XFC was used because of a potential need for special licenses. Please expand your disclosure to specify if Xin Feng Construction Co., Ltd currently requires, or currently plans to obtain, any licenses to engage in business in mainland China or Hong Kong. Please include a corresponding risk factor explaining any material risks that could arise from failing to procure these licenses, or explain why it is not needed. Please also explain why a VIE structure is beneficial for obtaining such licenses.

Response:

We have revised the disclosures in the Prospectus Summary and in the Business section to disclose that a construction license is needed in Taiwan, the VIE structure is necessary for obtaining such license, and that we do not require or plan to obtain any licenses to engage in business in mainland China or Hong Kong, and we also have included additional risk factors relating to the VIE structure per the underlying disclosures below:

In December 2020, Nocera added Xin-Feng Construction Co. Ltd, a variable interest entity (“VIE”). Under the laws of Taiwan, foreign investments are typically restricted or prohibited with respect to the operation of certain businesses in Taiwan (e.g., construction). As a result, it was necessary for us to add XFC as a VIE in order to obtain a Class A construction license to construct indoor RASs and solar sharing fish farms. Without such license, we will not be able to conduct such portion of our business in Taiwan. Currently, XFC has obtained a Class A construction license and we plan to use XFC for the investment in, and the construction of, indoor RASs and solar sharing fish farms in Taiwan. The Company is now looking for opportunities to expand into the U.S. by building fish farms or transforming existing ones into high-tech and solar sharing enterprises.

The VIE structure was adopted mainly because we engage in business in an industry that prohibits foreign investment (e.g., construction) and of which requires special licenses in Taiwan. We are not currently planning to engage in business in mainland China or Hong Kong, and as a result, we are not currently required to obtain any special licenses in mainland China or Hong Kong. Nocera has entered into the following contractual arrangements with a stockholder of XFC, that enable the Company to (1) have the power to direct the activities that most significantly affects the economic performance of XFC, and (2) receive the economic benefits of XFC that could be significant to XFC. The Company is fully and exclusively responsible for the management of XFC, assumes all of the risk of losses of XFC and has the exclusive right to exercise all voting rights of XFC’s stockholder. Therefore, in accordance with ASC 810 “Consolidation,” the Company is considered the primary beneficiary of XFC and has consolidated XFC’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

Our contractual arrangements may not be as effective in providing operational control as direct ownership and our VIE shareholders may fail to perform their obligations under our contractual arrangements.

Since the laws of Taiwan limit foreign equity ownership in certain businesses in Taiwan, we operate such business in Taiwan through our VIE, XFC, in which we have no ownership interest and rely on a series of contractual arrangements with XFC and its respective equity holders to control and operate the VIE. Our revenue and cash flows from such business are attributed to our VIE. The contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which, in turn, could effect changes, subject to any applicable fiduciary obligations at the management level. However, under the contractual arrangements, as a legal matter, if our VIE or its equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and resort to litigation or arbitration and rely on legal remedies under the laws of Taiwan. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE and may lose control over the assets owned by our VIE. As a result, we may be unable to consolidate our VIE in our consolidated financial statements, which could materially and adversely affect our financial condition and results of operations.

We may lose the ability to use, or otherwise benefit from licenses and assets held by our VIE, which could render us unable to conduct some or all of our business operations and constrain our growth.

Our VIE, XFC, holds assets, approvals and licenses that are necessary for the operation of a certain portion of our business to which foreign investments are typically restricted or prohibited under the laws of Taiwan. Without our VIE, and if we are unable to maintain the Class A construction license that is necessary for us to conduct our operations in Taiwan or fail to obtain any other required licenses, we will be unable to operate in Taiwan. The contractual arrangements contain terms that specifically obligate the equity holders of our VIE to ensure the valid existence of our VIE and restrict the disposition of material assets or any equity interest of our VIE. However, in the event the equity holders of our VIE breach the terms of these contractual arrangements and voluntarily liquidate our VIE, or our VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to operate some or all of our business or otherwise benefit from the assets held by our VIE, which could have a material adverse effect on our business, financial condition, and results of operations. Furthermore, if our VIE undergoes a voluntary or involuntary liquidation proceeding, its equity holders or unrelated third-party creditors may claim rights to some or all of the assets of our VIE, thereby hindering our ability to operate our business as well as constrain our growth.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at 212-658-0458; Ext. 1016 or pmagri@cmfllp.com.

Very truly yours, /s/ Philip Magri Partner

cc:	Yin-Chieh Cheng